Exhibit 99.2

Results 4Q23 & 2023 JBS

# 1 Global beef producer #1 Global poultry producer #2 Global pork producer Aquaculture Plant - based and alternative proteins business #3 European producer of plant - based protein. #2 salmon producer in Australia . In 2024, we will complete a new cultivated protein facility in Spain. Prepared Foods #1 Brazilian producer of plant - based protein. #2 in the prepared foods market in Brazil. #1 in the prepared foods market in the United Kingdom. #1 in the prepared foods market in Australia and New Zealand. LEADERSHIP NEW AVENUES OF GROWTH Global Leadership 2

1 . Enhance Scale in Existing Categories and Geographies Capture significant synergies 2 . Increase and Diversify Value - Added and Brand Portfolio Long Term Growth Strategy Pursuing additional value - enhancing growth opportunities with financial discipline Improve operational performance Enhance growth and margin profile Realize benefits of vertical integration 3 . New proteins Close to the Final Consumer - Multichannel 3

Source: JBS Income Origin 50% United States 27% Brazil 9% Australia 7% Europe 4% Canada 3% Mexico Brazil 13% South America 1% Canada 3% Mexico 5% USA 49% Europe 9% Asia 14% Africa & Middle East 3% Australia & New Zealand 3% Net revenue 4Q23 (by destination) 4 Cattle Pork Lamb Poultry Aquaculture Leather Plant Based Sales Offices Center for Innovation Cultivated Protein Prepared Foods Strategy Geographic & Protein Diversification

16.5 17.6 31.1 36.9 38.6 42.9 51.2 48.9 49.0 51.1 49.7 51.7 52.3 65.0 72.6 72.9 0.7 0.6 2.1 1.9 2.2 2.8 4.7 4.0 3.3 4.2 4.0 5.0 5.6 8.5 6.7 3.5 2008 2009 2010 2011 2012 2013 2014 2016 EBITDA 2017 2018 2019 2020 2021 2022 2023 2015 Net Sales 3.8% 3.7% 6.9% 5.1% 5.8% 6.6% 9.2% 8.2% 6.6% 8.2% 8.2% 9.7% 13.0% 10.9% 9.2% 4.7% JBS Australia JBS USA Pork PPC Consolidated Seara JBS Brazil JBS Beef North Am. EBITDA Margin USD Billion Stability of Results Geographic & Product Diversification Leading to lower volatility in results. 5

Valued Added: Diversified Portfolio of Brands Worldwide

More Than 270,000 Team Members Globally 13 MIL Team members in Australia and New Zealand 152 K Team members in Brazil 12 K Team members in Mexico 7 19 MIL Team members in Europe 72 K Team members in the USA and Canada Largest Employers in Brazil: 152,000 Team Members

Investments 8 Completion of high added - value food facilities New Seara factory with lines for breaded chicken and sausages, in Rolândia (PR), Brazil • Over R$ 1 billion in investments. • It is considered the most modern JBS facility in Brazil one of the most modern in the world. • Currently, it employs 4,500 team members, with the capacity to expand to 6,000. New Principe Foods factory, in Columbia (MO), USA • Over US$ 200 million in investments. • Strategy aligned with the growing demand from retail and foodservice for Italian meats and charcuterie . • 100 new jobs created , with projections to hire 200 people for the next year.

Investments 9 Expansion and Modernization: Expansion of the lamb unit in Cobram, Australia • Investment of US$ 20 million . • Processing capacity expanded to meet the growing regional demand. Expansion of the cattle unit of Friboi in Diamantino (MT), Brazil • Investment of R$ 800 million . • The expansion will triple the plant's production capacity, making it the largest in Latin America . Modernization of the largest chick hatchery in Brazil, located in Rolândia (PR) • Investment of R$ 135 million . • Capacity to hatch over 16 million eggs per month. Considered the most technologically advanced hatchery in the country.

Construction of BioTech Foods' first commercial - scale cultivated meat facility in Spain Construction of the largest Cultivated Protein Research Center in Brazil • Investment of US$ 41 million in Spain and US$ 22 million in Brazil. • These investments are landmarks in the sector, and in Brazil, it will be the largest biotechnology food research center. 10 Investments Cultivated Protein

Generation of energy from methane • Investment of R $ 54 million to implement biodigester systems, which produce biogas - renewable and clean energy - in nine Friboi operations in Brazil . • Investment of R$ 220 million to globally expand the use of biogas in 14 factories in the United States and Canada. Individual traceability project in Pará, Brazil • Investment in the implementation of chips for individual traceability across the state's livestock, from birth onward. This initiative aims to enhance integrity and transparency within the region's production chain. Launch of Green Offices 2.0 with a focus on small producers and the adoption of technologies for increased productivity • The initiative has already achieved the milestone of 8,000 socio - environmental farm regularizations in Brazil. In 2023, it accounted for a total of 4,000 farm regularizations with 2,300 hectares allocated for forest restoration . 11 Investments in Sustainability

# JBS Fund for the Amazon

After 2 years of operation:

JBS Fund for the Amazon

**Over 5,000**
families benefited

**R$ 73 milion**
earmarked

**50 units**
conservation and indigenous land units supported

**96 businesses**
supported (community and individual)

**1.9 million hectares**
conserved and/or under improved/restored management

**20 projects**
supported

JUNTOS

## People + Forest + Livestock farming

Promote economic models for small livestock producers in the Amazon that:

**1 Increase the income of family farmers**

### People

**3,500** families involved;
Increase in income of **1,2 times** per property;
**6**-fold increase in income per intensified hectare.

**2 Guarantee trackability from the beginning of the chain**

### Forest

**380,000** hectares monitored;
**50,000** hectares restored;
**Zero deforestation** on all properties involved.

**3 Lead to zero deforestation on these properties**

### Livestock farming

**2,7x** more productivity;
**+350,000** calves tracked;
**Improvement in grazing lands:** greater biodiversity and carbon retention in the soil.

12

Social JBS Projects Around the World: Instituto J&F Over 900 students enrolled in the education center, preparing young people for business Better Futures Tuition - free community college tuition for JBS team members and their dependents. More than 6,000 people signed up. JBS Sem Fronteiras Initiative that takes team members from Brazil to work in the company’s overseas operations. Instituto J&F MASTER Continuous training program for team members on the front line of production. Hometown Strong Community investment projects that support the communities where JBS is located through cash donations, infrastructure improvements and affordable housing. 13

# JBS 70 Years

**From a small meatpacker in the interior of Brazil to one of the world's leading food companies**

Milestones:

**1953**
Foundation of the "Casa de Carnes Mineira", in Anápolis-GO, Brazil

**1957**
Departure to Brasilia to supply beef to the region

**1969/1970**
Acquisition of the first slaughterhouses in Formosa-GO and creation of the name Friboi

**90s/00s**
Acquisitions of plants in Anápolis, Goiânia, Barra do Garças and Andradina

**2007**
IPO on the Brazilian stock exchange and acquisition of Swift in the US and Australia

**2009**
Incorporation of Bertin (Brazil) and acquisition of Pilgrim's (USA)

**2013**
Acquisition of Seara

**2021**
Acquisition of Vivera, Rivalea, Sunnyvalley Kings, Principe, Huon and Biotech Foods


CASA DE CARNE MINEIRA


JBS

The story of JBS began in 1953 when its founder, **José Batista Sobrinho**, started operations in a small plant with the capacity to process five head of cattle per day, in Anápolis (GO), Brazil.

Today, JBS is one of the world's leading food companies, **present in more than 20 countries and selling products in 190 nations**. It employs **more than 270,000 people globally** and is the largest employer in Brazil.

14

Financial & Operating

Capital Markets : (i) Announcement of the dual listing plan in Brazil (B 3 ) and in the USA (New York Stock Exchange) with the aim of increasing the Company's market value, attracting a wider base of investors, and expanding its investment capacity ; and (ii) registration of the 11 Senior Notes with the SEC (Securities and Exchange Commission), with the objective of expanding the investor base, liquidity of the notes and investor confidence . With this movement, JBS now has the obligation to adapt to SOX rules, have its financial statements in PCAOB standard, be subject to FCPA rules, as well as the obligation to publish a 20 - F with the SEC . Liability Management : In September, JBS issued US $ 2 . 5 billion in Senior Notes, of which : (i) US $ 1 . 6 billion with a coupon of 6 . 75 % and maturity in 2034 ; and (ii) US $ 900 million with a coupon of 7 . 25 % and maturing in 2053 . In October, CRA (Agribusiness Receivables Certificates) were issued in the amount of R $ 1 . 7 billion . With the resources, JBS increased its average debt term to 11 years . At Pilgrim’s Pride, the following Senior Notes were issued during 2023 : (i) US $ 1 billion with a coupon of 6 . 25 % and maturing in 2033 ; and (ii) US $ 500 million with a coupon of 6 . 875 % and maturing in 2034 . The resources were mainly used to repurchase Senior Notes issued by the company and pay short - term debt . ESG : As part of its commitment to sustainability goals, JBS expanded its 100 % electric truck fleet through No Carbon, totaling 260 trucks . Additionally, the Company began to introduce the use of 100 % Biodiesel in its Brazilian truck fleet, produced by JBS Biodiesel . On the front to combat deforestation, JBS ended the year with 20 green offices aimed at regularizing and reintegrating ranchers . Since the beginning of the project, almost 20 thousand ranchers have been assisted, more than 8 thousand have been regularized and 3 . 4 million heads of cattle have been reinstated . Furthermore, to contribute to the circular economy and renewable energy, more than R $ 220 million have already been invested in biogas capture projects in the USA, Canada, Brazil and Australia, with the potential to reduce significantly scope 1 emissions . Investments : i) Seara inaugurated its industrial complex in Rolândia (PR), the largest and most automated chicken breaded and hot dog facility in Latin America ; (ii) JBS USA Pork began production at its first Italian specialty meats plant in North America, continuing the strategy of adding value to the Company's portfolio ; (iii) BioTech Foods began construction of its first commercial - scale cultured meat plant in Spain and the first R&D center for cultured protein in Florianópolis ; Shareholder Compensation : Payment of interim dividends in the amount of R $ 2 . 2 billion, representingR $ 1 per share, attributed to the minimum mandatory dividends for the 2023 fiscal year . 2023 - Financial and Operating Highlights 16

17,669 19,449 4Q22 4Q23 Net Revenue (US$ million) 870 1.030 4.9% 5.3% 4Q22 4Q23 Adjusted EBITDA (US$ million) Ebitda Margin (%) 2,034 2,240 11.5% 11.5% 4Q22 Gross Margin (%) 4Q23 Gross Profit (US$ million) Net Result (US$ m i l l i o n 4 ) 0 447 17 4Q22 4Q23 4Q23 Consolidated Results (IFRS – US$) 17

2,998 - 199 72,614 72,918 2022 2023 Net Revenue (US$ million) 6,722 3,458 9.2% 4.7% 2022 2023 Adjusted EBITDA (US$ million) Ebitda Margin (%) 11,544 7,967 15.9% 10.9% 2022 Gross Margin (%) 2023 Gross Profit (US$ million) Net Result (US$ million) 2023 Consolidated Results (IFRS – US$) 18

Operating Cash Flow (US$ million) Free Cash Flow (US$ million) 1,113 1,710 4Q22 4Q23 655 402 4Q22 4Q23 CAPEX (US$ million) 127 875 4Q22 4Q23 55% - Maintenance 45% - Expansion 44% - Maintenance 56% - Expansion 4Q23 Consolidated Results (IFRS – US$) 19

Operating Cash Flow (US$ million) Free Cash Flow (US$ million) 3,371 3,480 2022 2023 2,173 1,502 2022 2023 CAPEX (US$ million) - 30 2022 448 2023 51% - Maintenance 49% - Expansion 45% - Maintenance 55% - Expansion 2023 Consolidated Results (IFRS – US$) 20

8.0x 3.2x 0 5000 15000 ¹ Includes available cash resources and revolving and guaranteed credit lines from JBS USA and JBS SA. ² Includes debts in other currencies, such as Euros and Canadian dollars. Net Debt (Bn) / Leverage / Interest Coverage Proforma Debt Amortization Schedule (US$ Million)¹ Average Principal Term: 11 yrs Average Cost: 5.73% p.a. 79.2 74.1 15.2 15.3 2.29x 2.26x 4.42x 4.32x 4T22 4T23 Net Debt (R$) Net Debt (US$) L 1 e 0 v 0 e 0 r 0 age(R$) Leverage (US$) Interest Cover (x) Short Term and Long Term LP 95.5% CP 4.5% Source Breakdown Bonds 84% Banks 5% CRA 11% Entity Breakdow JBS USA 84.5% JBS SA 13.7% Seara 1.8% Currency and Cost Breakdown USD² 86.3% 5.13% y.y. BRL 13.7% 10.74% y.y. 4,702 4,136 1,103 713 1,904 2,943 2,996 2,109 166 478 2,415 883 566 450 2,882 450 2,882 Cash and Equivalents Payments After 12/31/23 Until 02/29/24 Proforma Short Term 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 to 2038 2039 to 2051 2052 2053 Cash and Equivalents Revolving credit facilities USD 2 . 9 bn in the US Revolving credit facilities USD 450 mn in Brazil 794 97 151 20 13 6 104 1,089 0,1 207 1,808 Payments After 12/31/23 Until 02/29/24 Debt Profile 21

Net Revenue (IFRS - US$ million) Adjusted EBITDA (IFRS - US$ million and %) Net Revenue (IFRS - US$ million) Adjusted EBITDA (IFRS - US$ million and %) 6.4% 6.4% 2,110 2,099 135 134 4Q23 4Q22 4Q23 4Q22 2023 8,324 8,273 897 365 10.7% 4.4% Seara 4Q23 Seara Products 2022 2023 2022 2023 22

469 469 4.1% 4.2% 65 176 2.4% Adjusted EBITDA (IFRS - US$ million and %) 5.9% 4Q22 4Q23 Net Revenue (IFRS - US$ million) 2,715 3,009 4Q22 4Q23 Net Revenue (IFRS - US$ million) Adjusted EBITDA (IFRS - US$ million and %) 11,414 11,141 4Q23 2023 JBS Brasil JBS BRASIL Products 2022 2023 2022 2023 23

Net Revenue (USGAAP - US$ million) Adjusted EBITDA (USGAAP - US$ million and %) Net Revenue (USGAAP - US$ million) Adjusted EBITDA (USGAAP - US$ million and %) 5,454 6,273 4Q22 4Q23 2.1% 113 - 141 - 2.3% 4Q23 4Q22 22,069 23,303 1,932 12 8.8% 0.1% JBS Beef North America 4Q23 2023 JBS BEEF NORTH AMERICA Products 2022 2023 2022 2023 24

337 424 5.3% 6.8% 1,567 1,730 4Q22 4Q23 Net Revenue (USGAAP - US$ million) Adjusted EBITDA (USGAAP - US$ million and %) 9.9% Net Revenue (USGAAP - US$ million) Adjusted EBITDA (USGAAP - US$ million and %) 79 172 5.0% 4Q22 4Q23 6,323 6,209 JBS Australia 4Q23 2023 JBS AUSTRALIA Products 2022 2023 25 2022 2023

2,016 2,102 4Q22 4Q23 Net Revenue (USGAAP - US$ million) Adjusted EBITDA (USGAAP - US$ million and %) Net Revenue (USGAAP - US$ million) 590 472 7.2% 6.1% 97 188 4.8% 9.0% 4Q22 4Q23 8,153 7,714 Adjusted EBITDA (USGAAP - US$ million and %) JBS USA Pork 4Q23 2023 JBS USA PORK Products 2022 2023 2022 2023 26

Net Revenue (USGAAP - US$ million) Adjusted EBITDA (USGAAP - US$ million and %) Net Revenue (USGAAP - US$ million) Adjusted EBITDA (USGAAP - US$ million and %) 63 310 1.5% 6.8% 4,127 4,528 4Q22 4Q23 17,468 17,362 1,648 1,034 9.4% 6.0% Pilgrim’s Pride PPC Products 4Q23 2023 4Q22 2022 2023 27 2022 2023 4Q23

28 Nota 1: Considera China e Hong Kong 25.4% Greater China¹ 13.3% EUA 11.6% Africa & Middle East 8.5% South Korea 8.3% Japan 6.7% European Union 5.7% Mexico 3.5% South America 3.2% Canada 2.7% Philipines 11.0% Others Export destinations of JBS during 2023 Consolidated exports Exports Revenue in 2023: US$18.4Bi - 3.8% vs. 2022 Asia corresponded to ~ 48% of total exports

JBS Bringing more To the table